Exhibit 12.1

LAW OFFICE OF ANDREW COLDICUTT

1220 Rosecrans Street, PMB 258

San Diego, CA 92106

p. 619.228.4970

e. Info@ColdicuttLaw.com

Date: May 20, 2020

Board of Directors

No Borders, Inc.

18716 E. Old Beau Trail

Queen Creek, AZ 8514

Dear Sirs or Madams:

I have been retained by No Borders, Inc. (the “Company”), in connection with Post-Qualification Amendment No. 1 to the Offering Circular (the “Offering Circular”) on Form 1-A, relating to the offering of 375,142,857 shares of common stock to be sold. You have requested that we render our opinion as to whether or not the securities proposed to be issued on terms set forth in the Offering Circular will be validly issued, fully paid, and non-assessable. The purchasers of the securities will have no obligation to make payments to the Company other than the price for the securities. Purchasers will not have any obligations to creditors of the Company due to the purchasers’ ownership of the Company’s common stock.

In connection with the request, I have examined the following:

1.	Articles of Incorporation of the Company;
2.	Amended Articles of Incorporation of the Company; and
3.	The Offering Circular

I have examined such other corporate records and documents and have made such other examinations, as I have deemed relevant.

Based on the above examination, I am of the opinion that the securities of the Company to be issued pursuant to the Offering Circular are validly authorized and will be validly issued, fully paid and nonassessable.

I hereby consent to the filing of this opinion as an exhibit and to the Offering Circular. In giving the foregoing consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,

/s/ Andrew Coldicutt
Andrew Coldicutt, Esq.